UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
 EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number: 001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
 (Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1): _______.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7): _______.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Aegean Marine Petroleum Network Inc. (the "Company") previously disclosed that the audit committee of the Company's Board of Directors is conducting a review of certain matters relevant to the preparation and completion of the Company's annual financial statements for the year ended December 31, 2017.  Because such financial statements have not been filed with the Securities and Exchange Commission, on June 18, 2018 purported holders under the indentures governing its 4.00% Convertible Unsecured Senior Notes due 2018 and on June 15, 2018 purported holders of the Company's 4.25% Convertible Unsecured Senior Notes due 2021 gave notice that a default (the "Reporting Default") has occurred under the respective indenture governing such notes which, in each case, must be cured within 60 days of each notice or such Reporting Default would become an event of default allowing the holders to declare the amounts outstanding under the indentures immediately due and payable.

On August 10, 2018, less than 60 days after the notices of default were delivered under each indenture, the Company delivered notices to the trustees under each indenture whereby the Company elected to pay an additional .50% on the next interest payment date under each indenture which allows the Company an additional 90 days from when the Reporting Default would have become an event of default in order to cure the Reporting Default before the holders under each indenture can declare amounts thereunder due and payable as a result of the Reporting Default. There is no assurance that the Company will be able to timely cure the Reporting Default or any other defaults.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)

Dated: August 13, 2018	/s/ Jonathan McIlroy
Name: Jonathan McIlroy Title: President